Exhibit 99.6

TEL AVIV, ISRAEL / ACCESSWIRE / June 15, 2023 / A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (TSXV:AZ)(NASDAQ:AZ), a global leader in innovative technology solutions, today announced that it closed its previously announced US$5.8 million registered direct offering on June 15, 2023. The company entered into agreements on June 12, 2023 relating to the sale of 3,262,720 common shares, at a purchase price of US$1.80 (CAN$2.41) per share, together with warrants to purchase 1,631,356 common shares at an exercise price of US$2.20 (CAN$2.93) per share for a period of two years from issuance. The gross proceeds from the offering were US$5,872,900 (CAN$7,849,300) before deducting fees and expenses.

A2Z anticipates that the net proceeds from this offering, after deducting offering expenses, will be used for working capital and general corporate purposes. No placement agent was used or participated in the offering. The Company has paid certain persons including US registered broker dealers and non-US residents fees of USD $469,832 and issued them 261,018 warrants (the “Finder Warrants”). Each Finder Warrant will be exercisable into an additional common share upon payment of US$2.20 (CAD$2.93) per Warrant. The Finder Warrants have been issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering.

The company has filed a prospectus with the Securities and Exchange Commission relating to the common shares and warrants issued to the investors, which can be viewed at www.sec.gov.

Also on June 15, 2023 the Company announced that it has entered into a definitive securities purchase agreement with an accredited investor to purchase, in a new registered direct offering (the “New Offering), 555,555 common shares, at a purchase price of US$1.80 (CAN$2.41) per share, together with warrants to purchase 277,778 common shares at an exercise price of US$2.20 (CAN$2.93) per share for a period of two years from issuance, for aggregate gross proceeds equal to US$1,000,000 (CAN$1,338,888). In relation to the New Offering, the Company has agreed to pay certain persons including US registered broker dealers and non-US residents fees of USD $80,000 and has agreed to issue them 44,444 Finder Warrants. Subject to customary closing conditions, including the final approval of the TSX Venture Exchange, the New Offering is expected to close on June 21, 2023. The intended principal uses of proceeds of the New Offering are the continued development and expansion of existing business and for working capital purposes.

About A2Z Smart Technologies Corp.

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping cart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Forward Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These statements include, without limitation, statements related to our ability to close the registered direct offering and the use of proceeds. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with: the market and other conditions, the impact of economic, competitive and other factors affecting the Company and its operations, and other factors detailed in reports filed by the Company with the Securities and Exchange Commission.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts and the risks relating to our business - that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com) and with the Securities and Exchange Commission (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein.

Investor Contact

John Gildea, SVP of Corporate Communications and Investor Relations

john@a2zas.com

SOURCE: A2Z Smart Technologies Corp.